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                     October 4, 2021

       John Driscoll
       Chief Financial Officer
       New You, Inc.
       6351 Yarrow Drive
       Suite E
       Carlsbad, CA 92011

                                                        Re: New You, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 8, 2021
                                                            File No. 000-52668

       Dear Mr. Driscoll:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences